NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 2, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC.

NEW COMPOUND SEALING TECHNOLOGY INITIATIVE

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that it has launched an innovative solution that will help address the challenges associated with sealing material identification. In conjunction with our previously announced Strategic Alliance with Carolina Seal Inc., seals used in Company’s pressure relief valves (PRV) will incorporate a “Compound Authentication Procedure” (CAP). The CAP is believed to be the first and only such procedure for seals in the rail industry today.

Commencing in the first quarter of 2016, all seals used with the Kelso PRV will be individually etched with the pedigree compound and tracing numbers onto the non-sealing surface of the seal. This will provide an industry unique audit trail to ensure compliance with approved shipper specifications. The goal of CAP is to optimize safety and ensure accountability as it applies to products used in OEM seals, molded parts and after-market valve repair kits.

Carolina Seal, Inc. is a privately owned company and founding member and partner in the Ride Tight® Program with VSP Technologies. Our combined engineering goals focus on products that are of the highest quality, compliant with existing regulations and deliver reliable high performance.

James R. Bond CEO of the Company comments that: “We are dedicated to designing high quality railway equipment solutions that are both safe and regulatory compliant. Although small in numbers, there are those in the industry who use non-compliant products and compounds to gain economic advantages. This is not a good proposition for society when dealing with the dangers of transporting hazardous materials. The new CAP initiative with Carolina Seal provides a strong compliance tool for regulators to utilize. We are pleased that Kelso continues to play a role in the betterment of railway safety through the development of new technology capabilities.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the CAP will provide an audit trail to ensure users are compliant with approved regulatory specifications; and that our products provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com